SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K (Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 29, 2001
OR
[ ] Transition report pursuant to section 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from to
A. Full title of the plan and the address of the plan, if different from that of the issuer named below: ALLEGHENY ENERGY EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office
ALLEGHENY ENERGY, INC. 10435 Downsville Pike Hagerstown, Maryland 21740

Allegheny Energy Employee Stock Ownership and Savings Plan TABLE OF CONTENTS
Page No.

Signatures

Report of Independent Accountants

Financial Statements:

   Statements of Net Assets Available for Benefits as of December 29, 2001
   and 2000
   Statements of Changes in Net Assets Available for Benefits for the year ended December 29, 2001

   Notes to Financial Statements

Supplemental Schedules:

   Schedule I:     Schedule of Assets (Held at End of Year) as of December 29,
                            2001

   Schedule II     Reportable Transactions for Year Ended December 29, 2001

Exhibit:

   Exhibit 23 - Consent of Independent Accountants

3 5 6 7 8 15 16

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Date: June 28, 2002	Allegheny Energy Employee Stock Ownership and Savings Plan By: /s/ Richard J. Gagliardi Richard J. Gagliardi Vice President, Administration

Allegheny Energy EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN Financial Statements December 29, 2001 and 2000

Report of Independent Accountants

To the Participants and Administrator of
the Allegheny Energy Employee Stock
Ownership and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Allegheny Energy Employee Stock Ownership and Savings Plan (the "Plan") at December 29, 2001 and December 29, 2000, and the changes in net assets available for benefits for the year ended December 29, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule of Assets Held for Investment and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 26, 2002

Allegheny Energy Employee Stock Ownership and Savings Plan Statement of Net Assets Available for Benefits As of December 29 ($000's)
	2001	2000
ASSETS
Cash	$-	$646
Investments at market value	595,008	699,530
Total assets	595,008	700,176
LIABILITIES
Accrued expenses	(5)	(5)
Total liabilities	(5)	(5)
Net assets available for benefits	$595,003	$700,171

See accompanying notes to financial statements.

Allegheny Energy Employee Stock Ownership and Savings Plan Statement of Changes in Net Assets Available for Benefits For the Year Ended December 29, 2001 ($000's)
ADDITIONS
Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(120,458)
Dividend and interest income	16,705
(103,753)
Contributions:
Subsidiaries	8,608
Participants	26,796
35,404
Total additions	(68,349)
DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	(38,040)
Administrative expenses	(15)
Total deductions	(38,055)
TRANSFERS IN	1,236
Net assets available for benefits:
Beginning of period	700,171
End of period	$ 595,003
See accompanying notes to financial statements.

Allegheny Energy Employee Stock Ownership and Savings Plan Notes to Financial Statements December 29, 2001 and 2000

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Allegheny Energy Employee Stock Ownership and Savings Plan (the Plan) is intended to give a general summary of its principal provisions. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL:
The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan has two segments: a savings segment and a stock ownership segment. The savings segment entitles participants to contribute up to 18% of their earnings with additional contributions as described below directly by Allegheny Energy Service Corporation (AESC). The AESC contributions are subsequently reimbursed to AESC by its affiliates for which it provides staffing services. The employee stock ownership segment of the Plan (ESOP) enabled employees to become beneficial owners of the common stock of Allegheny Energy, Inc. (the Company) through tax credits that ended with the plan year 1986. Members remain in this segment of the Plan and are credited with additional shares of common stock through dividend reinvestments.

On August 18, 2000, the Company's subsidiary, Monongahela Power Company, purchased Mountaineer Gas Company (Mountaineer Gas). If they elected to enroll, the non-union employees of Mountaineer Gas became participants in the Plan as of January 1, 2001 while the union employees remained in the Mountaineer Gas Company 401(k) Plan. Cash from the non-union employees' accounts totaling $1,236,095 was transferred from Branch Bank and Trust (BB&T) to T. Rowe Price Trust Company (T. Rowe Price) on April 1, 2001.

In December 1999, Monongahela Power Company, purchased West Virginia Power (WVP), a subsidiary of UtiliCorp United Inc.(UCU). Pursuant to the terms of the Plan, as amended, asset balances of the participants in the UCU Plan who continued in the employ of the Company following the acquisition of WVP were transferred from the UCU Plan to the Plan. Stock of $3,957,803, cash of $4,710,661 and loans of $246,350 were transferred from the UCU Plan to the Plan during March and April of 2000.

PARTICIPATION:
All full-time employees of the Company not represented by a collective bargaining unit are eligible to participate in the Plan. Part-time employees are eligible to participate if they are scheduled to work at least 1,000 hours in a year.

Employees represented by a collective bargaining unit that has entered into a written agreement with AESC that provides for participation in the Plan are also eligible to participate.

CONTRIBUTIONS:
The Plan allows each participating employee to contribute 2% to 12% of their pre-tax earnings through payroll deductions to an investment fund or funds of their choice. Under federal law, the maximum contribution from pre-tax earnings was $10,500 in 2001 and 2000. Participants may elect to make post-tax contributions of up to 6% of eligible earnings. AESC contributes 50% of the first 6% of pre-tax earnings contributed by a participant.

Participant pre-tax and post-tax contributions are paid directly to the Plan's trustee as soon as administratively possible, but no later than 15 business days after the month following the payroll period in which the participant's contributions were withheld. AESC's matching contribution is made to the trustee on a quarterly basis and can be made in cash, Company common stock, or both. In 2001 and 2000, all of AESC's contributions were made in Company common stock. After March 2001 and prior to September 1997, the Company common stock was valued at the average of the daily high and low prices for the 10 consecutive trading days immediately preceding the date of transfer to the trustee. From September 1997 through March 2001, the Company common stock was valued at the average of all shares of common stock purchased on the open market, excluding any related broker fees or commissions, which are paid by the Company.

ALLOCATION:
Company contributions to the employee stock ownership segment of the Plan ceased with the Plan year 1986. Investment earnings less expenses are allocated to members based on their cumulative share allocation.

The contributions to the savings segment of the Plan are allocated based on the investment elections made by each participant. Dividend and interest income, as well as capital gains distributions are allocated based upon the ratio of each participant's investment in any selected fund to the total investment of all participants in such fund.

VESTING:
Participants are immediately fully vested in all participant contributions and earnings attributable to such contributions. Participants hired on or after July 1, 1998 are vested in AESC's contribution after 12 months of service.

PARTICIPANT LOANS:
An employee who has participated in the savings segment for at least one year may borrow on his or her account balance subject to the provisions described in the Plan. The principal amount of an employee's loan may not exceed the lessor of 50% of the pre-tax contribution account balance or $50,000, reduced by the difference between the highest outstanding loan balance during the preceding 12-month period and the outstanding loan balance on the last day of the quarter prior to the date of the new loan application.

PAYMENT OF BENEFITS:
Shares allocated to a participant's account under the employee stock ownership segment of the Plan will be distributed to the participant or the participant's designated beneficiary in a lump-sum payment upon termination of employment, retirement, or death or upon the election to receive the distribution of a deferred account.

A participant's account in the savings segment of the Plan will be distributed to the participant or the participant's designated beneficiary in a lump-sum payment either upon election to receive distribution of a deferred account or, unless deferral has been elected, upon termination of employment, retirement, or death. The participant may elect to make a withdrawal of post-tax contributions and earnings at any time. A withdrawal of the participant's pre-tax contribution can be made, provided that (1) the participant first withdraws all amounts in the post-tax account, (2) the withdrawal is based on an immediate financial need created by hardship, and (3) the Employee Benefits Committee grants its approval.

A participant under age 70 1/2 who terminates employment (excluding death) and whose total account balance is $5,000 or more may elect to defer receipt of his distribution to any time after attaining age 55. A participant who defers retirement and attains age 70 1/2 will receive a distribution from the Plan no later than April 1 of the calendar year following the calendar year in which he or she attains age 70 1/2.

ADMINISTRATION:
The Plan is administered by the Employee Benefits Committee, which is appointed by the Company's Finance Committee. Plan assets are held in trust under an arrangement with T. Rowe Price and the recordkeeping with respect to individual participant accounts is maintained by T. Rowe Price Retirement Plan Services, Inc., (both wholly-owned subsidiaries of T. Rowe Price Associates, Inc.) based on information furnished by AESC and the participants. The assets of the non-union Mountaineer Gas employees were held by BB&T until they were transferred to the Plan on April 1, 2001. The assets of the participants in the UCU Plan who continued in the employ of the Company following the acquisition of WVP were held by American Century until they were transferred to the Plan during March and April of 2000.

The expenses of the stock ownership segment of the Plan are paid by the Plan but cannot exceed the lesser of (1) the sum of 10% of the first $100,000 of income from dividends on Company shares during the year and 5% of such dividends in excess of $100,000 or (2) $100,000. Any excess expenses are paid by AESC. The expenses of the savings segment of the Plan are paid by AESC.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING:
The financial statements of the Plan are presented on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION:
The investments are stated at fair market value based on each fund's quoted market price at the close of the Plan year. Participant loans are valued at cost, which approximates fair market value. Cash represents amounts in a settlement account for subsequent purchases or for sales not settled at December 29, 2000. Security transactions are accounted for on the trade date basis; dividend income is recorded on the ex-dividend date and interest income is recorded as earned. Distributions to participants are based on their individual interests and are reflected at current values.

USE OF ESTIMATES:
The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

PARTY-IN-INTEREST:
The Plan invests in certain funds managed by the Trustee and the stock of the Company. The income of the Plan is derived from these funds and the stock of the Company; therefore, these transactions qualify as party-in-interest transactions that are allowable under ERISA.

NEW ACCOUNTING PRONOUNCEMENTS:
In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), as amended by SFAS NO. 137 and SFAS No. 138. SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

Pursuant to SFAS No. 137, the Plan was required to adopt SFAS No. 133, effective January 1, 2001. Management initially was unable to determine the impact of SFAS No. 133 on the Plan financial statements as a result of the inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at a fair value and the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guide on "Audits of Employee Benefit Plans" and Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," (SOP 94-4) requiring benefit responsive investment contracts (including synthetic Guaranteed Insurance Contracts) to be measured at contract value.

In October 2001, the Derivatives Implementation Group (DIG) of the FASB tentatively released Implementation Issue C-19, which provides that fully benefit responsive investment contracts accounted for under the provisions of SOP 94-4 are not subject to SFAS No. 133. DIG Implementation Issue C-19 is expected to be finalized during 2002. The Plan holds no material derivative financial instruments at December 29, 2001 or 2000.

NOTE 3 - INVESTMENTS The following presents investments that represent 5 percent or more of the Plan's net assets (dollar amounts in thousands).

	December 29, 2001	December 29, 2000
Allegheny Energy, Inc. common stock, nonparticipant directed, 4,916,479
and 4,748,166 shares, respectively	$ 175,518	$ 228,802
Allegheny Energy, Inc. common stock, participant directed, 1,449,563 and 1,407,606 shares, respectively	51,571	67,829
Equity Index Trust, participant directed, 2,915,139 and 3,086,341 shares, respectively	90,894	108,115
Blue Chip Growth Fund, participant directed, 3,479,757 and 3,486,585 shares, respectively	102,026	118,021
Prime Reserve Fund, participant directed, 40,082,926 and 37,488,755 shares, respectively	40,083	37,489
New America Growth Fund, participant directed, 1,014,685 shares	31,678	-

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows (dollar amounts in thousands):
Company Common Stock	$(77,373)
Mutual Funds	(43,026)
UtiliCorp United Inc., Stock	(59)
$(120,458)

Effective July 1, 2000, plan participants were able to invest in Company common stock. Participants are able to have payroll-deducted salary deferrals invested and are able to voluntarily move their salary deferrals in and out of the Company stock fund. The Company has put in place restrictions on the purchase or sale of Company stock to attempt to prohibit "Insider trading." "Safe harbor" periods have been established during which any transactions in Company stock should be undertaken.

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments of the savings segment is as follows (dollar amounts in thousands):

December 29, 2001		December 29, 2000
Net Assets:
Company Common Stock	$ 175,518	$ 228,802
	For the Year Ended December 29, 2001
Change in Net Assets
Contributions	$ 8,608
Dividends	8,174
Realized Gains	4,524
Net Depreciation	(64,145)
Benefits paid to Participants	(10,343)
Transfers to participant-directed investments	(98)
Forfeitures	(4)
	$(53,284)

NOTE 5 - PLAN TERMINATION

The Board of Directors of the Company reserves the right to amend and terminate the Plan without the consent of any employee, participant, beneficiary, or other person, provided that no such amendment or other modification to the Plan shall make it possible for any part of the Plan's funds to be used for, or diverted to, purposes other than for the exclusive benefit of participants and beneficiaries under the Plan (other than such part as is required to pay administrative expenses). The Plan is neither subject to nor insured by the Pension Benefit Guaranty Corporation established by ERISA.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 9, 1995 that the Plan, as amended through October 1, 1994, and the related trust, are designed in accordance with applicable sections of the Internal Revenue Code (IRC), and remained exempt from federal income tax. The Plan has been amended since receiving the determination letter. The Plan administrator is in the process of obtaining a new determination letter.

NOTE 7 - PLAN AMENDMENTS

The Plan was amended to change the Plan year-end from December 31 to December 29, effective December 22, 2000.

NOTE 8 - SUBSEQUENT EVENTS

Effective December 30, 2001, participants have the option to have any dividend payable, with respect to Company Stock held on the record date for such dividend, to be credited to the participant's account or to be paid in cash directly to the participant. In connection with this, the Plan will convert the Company Stock in the savings segment of the Plan into an ESOP as defined under Internal Revenue Code Section 4975(e)(7).

Effective December 31, 2001, participants who have both attained age 55 and completed ten years of service may elect to have up to 100% of the shares of Company stock in the participants stock ownership account transferred into any of the designated investment options.

Allegheny Ventures Inc., a subsidiary of the Company, purchased Fellon-McCord Associates, Inc. (Fellon-McCord) on November 1, 2001. All employees of Fellon-McCord were eligible to become part of the Plan as of January 1, 2002. All of the assets from the Fellon-McCord 401(k) Plan totaling $617,213 were transferred into the Plan on April 3, 2002.

The Plan has been amended so that effective July 1, 2002, participants have the option of either continuing to hold Allegheny Energy, Inc. common stock credited to their account through employer match or pre-1987 ESOP shares, or selling any or all of those shares and reinvesting in other investment options in the Plan.

Allegheny Energy Employee Stock Ownership and Savings Plan Plan Number: 002 Employer Identification Number: 13-5531602 Schedule I: Schedule of Assets (Held at End of Year) As of December 29, 2001
ASSET	COST	MARKET
Non-pooled funds:
Common stock:
Allegheny Energy, Inc. Company Stock	$165,790,996	$227,089,203
Registered investment companies:
T. Rowe Price:*
International Stock Fund	20,127,828	15,461,231
New Income Fund	24,535,957	24,642,602
Prime Reserve Fund	40,082,926	40,082,926
Equity Index Trust Fund	110,028,165	90,894,046
New America Growth Fund	40,247,773	31,678,454
Science & Technology Fund	20,603,109	11,124,488
Small-Cap Stock Fund	10,488,087	11,576,784
Spectrum Income Fund	3,882,031	3,751,685
Spectrum Growth Fund	24,891,797	22,513,324
Blue Chip Growth Fund	95,935,911	102,026,488
Subtotal	390,823,584	353,752,028
Participant Loans (7.50% to 9.75% in 2001)	14,162,190	14,162,190
Uninvested Cash	31	31
Total all investments	$570,776,801	$595,003,452
* Represents a party-in-interest
Note: Form 5500, Schedule H, Part IV, Item 4i

Allegheny Energy Employee Stock Ownership and Savings Plan Plan Number: 002 Employer Identification Number: 13-5531602 Schedule II: Reportable Transactions For the Year Ended December 29, 2001
ISSUE	PURCHASES VALUE	SALES VALUE	NET GAIN/(LOSS)
Allegheny Energy, Inc. common stock	$23,667,297	$15,837,017	$6,549,366

Note: Form 5500, Schedule H, Part IV, Item 4j